news release

ArcelorMittal Receives Regulatory Approvals For the Acquisition of Baffinland Iron Mines Corporation

Luxembourg, 13 December 2010 (20:00 CET) ( ArcelorMittal, the world's leading steel company, announced today that the Commissioner of Competition under the Competition Act (Canada) has issued a "no action" letter to ArcelorMittal confirming that the Commissioner of Competition does not intend to challenge ArcelorMittal’s acquisition of Baffinland in respect of its offer (the Offer) to acquire all of Baffinland's outstanding common shares (the Common Shares) and all outstanding Baffinland common share purchase warrants governed by the warrant indenture dated 31 January 2007 (the 2007 Warrants) and waiving the notification requirement with respect to the transaction. This constitutes compliance with the requirements for Competition Act approval under the Offer.

ArcelorMittal also confirmed today that it has previously received notification from Industry Canada that the Offer is not subject to review under the Investment Canada Act and has confirmed that no notification or approval in connection with the Offer is required under the Canada Transportation Act. As a result, there are no further conditions of the Offer with respect to regulatory approvals outstanding.

Under the terms of the Offer, holders of Common Shares will receive C$1.10 in cash for each Common Share and holders of 2007 Warrants will receive C$0.10 in cash per 2007 Warrant. The board of directors of Baffinland has approved the Offer.

This document contains forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates, including non-cash impairment charges, net financial debt and net debt to EBITDA leverage ratio, statements regarding plans, objectives and expectations with respect to future operations and statements regarding future performance generally. Forward-looking statements may be identified by the words “will,” “believe,” “expect” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2009 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.